Michael Steinhardt
650 Madison Avenue
17th Floor
New York, NY 10022
Tel 212 371 7300

Herbert Chen
650 Madison Avenue
17th Floor
New York, NY 10022
Tel. 212 849 6609

Derek Sheeler
Santa Monica
6 Bis, Boulevard d’Italie
98000 Monaco, Monaco
Tel. 33 678 639 681

VIA EMAIL

September 27, 2010

Mr. Steven Krausz
Chairman of the Board
Occam Networks, Inc.
6868 Cortona Drive
Santa Barbara, CA 93117

Dear Mr. Krausz,

We are writing this letter to you in your capacity as Chairman of the Board of Occam Networks Inc. and our capacity as significant shareholders of the company.

For the purposes of this letter, please be advised that “we” are Michael Steinhardt, Herbert Chen and Derek Sheeler and that, either through ourselves or certain affiliated entities, we currently own or have investment control over approximately 4 million shares, or approximately 19% of Occam.

As you know, on the morning of September 16, Occam announced that it had agreed to be acquired by rival Calix Inc. (“Calix”) for the price of $3.83 in cash and 0.2925 shares of Calix common stock per share.  Currently, despite giving consideration to the potential of the acquisition, Occam shares closed Friday at just $7.41, representing virtually no premium to the price range since March of this year.  Further, we note that the structure of the proposed deal significantly cashes out Occam shareholders at a critical time, just as revenues are beginning to ramp, while at the same time creating a potentially taxable event.

Therefore, while we appreciate the potential strategic benefits of such a deal, we are firmly opposed to the deal as currently structured and believe it comes nowhere close to recognizing either the intrinsic value of the company’s cash flows or, as in the present case, its potential strategic value to a third party.  We believe that the board of directors of Occam has acted, once again, with reckless and wanton disregard for its shareholders, and we hereby demand that the board move immediately to open up the sales process by auctioning the company to the highest bidder.

I want to emphasize that we are not alone in our opinion of the financial merits of this deal.  As I am sure you know, the day after the deal’s announcement, Light Reading, a well known online news source dedicated to the communications industry, ran an article titled, “Did Calix Get a Bargain on Occam?”

As well, Jeff Heynen, the Directing Analyst of Broadband and Video at Infonetics Research, a highly respected industry consultancy, has been publicly quoted as saying, “it was a great value for Calix, and maybe Occam sold themselves a bit short.”  Jeff covers both Calix and Occam from an industry insider’s perspective, and he may be one of the best positioned to understand the relative merits of the two firms.  He has authored many highly detailed and specialized studies, including a particularly notable December 2009 report that focused upon the competitive market positions of Calix and Occam.

This report, while nominally titled “MSAP Vendor Ratings: Global Service Provider Survey,” was based upon a survey of 50 carriers with a heavy bias towards the North American tier-2/tier-3 market, which happens to be both Calix’s and your primary target market.  In the context of this transaction, it would be hard to imagine a more germane analysis of strategic value.  Importantly, one of the report’s primary conclusions was that Occam was perceived by its customers to have “the best technology and the lowest total cost of ownership,” while scoring virtually even with Calix on the secondary metrics of product roadmap, network management software, and service and support.

Other notable conclusions from that report include,

•	66% of respondents named Occam a “top 3” multi-service access platform vendor as opposed to 56% for Calix, with the third highest vendor capturing just 22% of respondents’ votes;

•	46% of respondents currently use Occam equipment as opposed to 42% for Calix, with the third highest vendor capturing just 12% of respondents’ votes;

•
40% of respondents indicated that Occam equipment was on their 2010 vendor buy list compared to 30% who plan to purchase Calix equipment, with the third highest vendor once again far behind at just 13%.

These findings are quite revealing, and perhaps even stunning, in light of Calix’s significantly larger revenue base.  So, therefore, we are compelled to ask, did you or the other members of your board read this report and, if so, how did it inform your view of Occam’s prospects or value relative to Calix?

Clearly, Calix and Occam are the top two players by far in this otherwise niche industry.  A merger of these two firms has highly significant strategic implications with respect to the North American access market, at once conferring extraordinary market power on the combined company while enabling significant gross margin improvement and potentially enormous operating expense savings.  According to Calix management, their shareholders will realize an almost unheard of first year accretion of 30-35%, a figure we believe is almost certainly highly understated.

Simply put, it is just unfathomable to us that the board of directors of Occam was willing to sell control of the company to its historical archrival for what we believe is a manifestly unfair price that incorporates no acquisition premium whatsoever.

*               *               *

Frankly, notwithstanding the matter of price, we find the timing of the current transaction to be somewhat puzzling.  In our opinion, Occam sits at the nexus of some of the most favorable regulatory, technological and financial trends in its history and we believe that rapid, profitable growth over the next few years is all but assured.  We note that in the most recent quarter, Occam reported annualized revenue growth of close to 30% despite significant component shortages which clearly restrained shipments.  Management also guided to potentially double digit sequential revenue growth—once again, in the face of potentially material component shortages.  If you ask us, business sounds like it’s good and getting better.

By our estimate, Occam has a roughly 25-30%, and growing, share of the tier-2/tier-3 broadband market, with a particular franchise in rural and semi-rural deployments.  With each passing day, it is increasingly clear that the deployment of high speed broadband to all areas of the country, but particularly rural America, is one of the defining items of our national agenda and that there is strong bipartisan support for this agenda.  While Washington continues to be mired in divisive politics, it is clear that both sides of the aisle have come to understand that the universal availability of true high speed broadband holds not just the key to renewed economic vigor but is also becoming an increasingly important determinant of our entire national standard of living, from social equality to education to health care to consumer entertainment to national security.

As we hope you know, the Obama administration has allocated over $7 billion in stimulus spending for the improvement of our rural broadband infrastructure.  The last time we met with Jeanne Seeley, your chief financial officer, she noted that this—in her words—represented the “opportunity of a lifetime.”  More recently, on your second quarter earnings conference call, Bob Howard-Anderson, your chief executive officer, expressed a similar sentiment, calling the stimulus a “unique once in a career kind of opportunity to see this kind of funding flowing into a market, and now we can actually see it flowing in.”

So the question that begs is why are you selling so soon and for so little?

On August 30, analyst George Notter of Jefferies & Company, your investment banker for the deal, published a highly detailed report on the potential of the broadband stimulus to impact the revenue line of access equipment vendors such as Calix and yourselves.   In it, he concluded that over the next three years Occam will likely benefit from the broadband stimulus by at least $125 million in revenues.  That’s more than $40 million in incremental annual revenues, or more than 40% of your current annual revenue run rate.

While one can quibble with the exact amount and timing, as can be seen in the chart below, Notter is anticipating an absolute revenue windfall for Occam, starting as soon as the second quarter of 2011 and lasting through 2013.  Have you read this analysis and, if so, how does it inform your view of Occam’s value and prospects?

For ourselves, we have done our own analysis and our numbers are higher than Notter’s.  We know that Rural Telephone of Kansas, winner of a $101 million stimulus award, has awarded its contract solely to

Occam.  We know Occam has already recognized material stimulus related revenue and we suspect that Rural Telephone has submitted further large orders to the company.  Upon information and belief, both North Central Telephone Cooperative of Tennessee and Mountain Rural Telephone of Kentucky, winners of $50 million and $78 million worth of stimulus awards, respectively, are set to award their contracts to Occam as well.  Similarly, we believe that West Kentucky Rural Telephone is also set to award its large $123 million stimulus award to Occam.

Furthermore, we believe that Telephone and Data Systems (TDS), a large and important tier-2 carrier, has created a highly significant opening for Occam to gain share from Calix, its historically dominant access equipment vendor.  TDS has won at least $121 million in broadband stimulus awards that we believe will use an unusually high percentage of the type of access equipment that Occam and Calix sell.  We believe that Occam can potentially garner half or more of this business, resulting in potentially $15-25 million of incremental revenues in 2011.

We believe we know that, in sum, established customers of Occam’s alone have won close to $770 million in stimulus awards, suggesting that over $100 million of potential stimulus revenue is already at a fairly high probability stage.  Therefore, while we believe Notter is on the right track, we are inclined to think the reality for Occam is somewhat bigger and sooner than what he concludes.

So, while it’s easy to understand why Carl Russo, the CEO of Calix, would want to buy Occam and consolidate his market share in front of such an opportunity, it’s not quite so clear why you would want to sell at such a time, and for no premium at that.  In 1999, Carl sold Cerent, then a nascent three year old company, to Cisco for $6.9 billion.  Clearly, he knows a once in a lifetime opportunity when he sees it.  Just as clearly, you don’t.

While I don’t want to turn this letter into a discussion of the more subjective elements of Occam’s future, I would like you to consider the following in light of Occam’s large and growing rural broadband market share.  On February 16, 2010, Julius Genachowski, chairman of the Federal Communications Commission, gave a speech titled, “Broadband: Our Enduring Engine for Prosperity and Opportunity,” in which he stated the following:

Electricity reshaped the world -- extending day into night, kicking the Industrial Revolution into overdrive and enabling the invention of a countless number of devices and equipment that today we can’t imagine being without.  Now in the 21st century, it is high-speed Internet that is reshaping our economy and our lives more profoundly than any technology since electricity, and with at least as much potential for advancing prosperity and opportunity, creating jobs, and improving our lives.

And on October 28, 2009, Jonathan Adelstein, the head of the USDA’s Rural Utilities Service, stated in a speech before the U. S. House of Representatives:

We are now tasked with applying the technical skills and historical knowledge we have amassed in issuing financing for electricity, telecommunications and water over the past 75 years to the new challenge of deploying next generation broadband capability in rural communities. Our goal is to recreate the successes we have achieved in financing the rural electric grid for rural utilities and the rural telephone network toward building new broadband networks in the most rural and remote regions of the country.

It certainly sounds like the future is pretty promising, doesn’t it?  For ourselves, we believe that the government’s broadband stimulus program is just the tip of the proverbial iceberg, and that significantly larger and more important reform lies ahead.  While the FCC has already proposed a $400 million annual carve out to improve broadband access for rural hospitals and health care facilities, we believe that its proposed National Broadband Plan is potentially far more important.  One way or another, we feel, the inevitable reform of the Universal Service Fund will direct billions of dollars annually toward the cause of upgrading our rural broadband infrastructure.

Have you or any of your fellow board members followed any of these developments and, if so, how do they inform your overall sense of Occam’s future opportunity set?

For ourselves, we believe that Occam, with its best in class technology, cost leadership, and large and growing share of the rural broadband market, is ideally positioned to participate in this growth, either as a standalone company or as part of a larger organization.

*               *               *

In addition to finding the timing of the present transaction puzzling, we believe that the proposed merger price is manifestly unfair for a wide variety of reasons.

First, as shown in the chart below, Occam is being acquired in a highly strategic merger at a price that represents no change of control premium.  Shares of Occam are currently trading no higher than the beginning of August, before the market began a brief but sharp decline from which it has already fully recovered.

During August, the Russell 2000, a broad based index of small capitalization stocks of which Occam is a member, declined from as high as 672 to as low as 588, a significant 12.4% correction in less than a month.  You will note as well that this index has recovered just as quickly.

Occam is, even in the best of times, a relatively illiquid stock, and we believe that this sudden and sharp decline in the broader market induced a period of disruptive trading marked by a temporary dislocation in the share price.  We also believe that, in the absence of the present transaction, Occam’s shares would have recovered to their previous level of early August which is very nearly identical to the proposed merger price.

Second, we believe that the deal significantly undervalues Occam.  Currently and unusually, there is no Wall Street analytical coverage of Occam, but we note that as recently as April 30, Tim Petrycki of the now defunct Jesup & Lamont, held a $10.50 price target with a 2011 revenue estimate of $140.7 million.  We know Tim and know that he is a diligent and serious analyst who spent a great deal of time in researching the company, in the course of which he met and spoke with management on numerous occasions.  We know as well that his price target was a twelve month (i.e. April 2011) objective that did not contemplate any sort of acquisition or change in control premium.

Calix, despite its brief history as a publicly traded entity and only modestly larger size, has significantly more analytical coverage, which we believe is a testament to Calix’s more financially savvy management.  According to Thomson Reuters, an established purveyor of market information, a total of 6 analysts follow Calix with consensus 2011 revenue and earnings estimates of $333.6 million and $0.60 per share, respectively.  We note as well that the mean price target for these analysts is $14.42.

So, these facts and figures set up an interesting and obvious juxtaposition of values and price targets, as shown below.

	OCCAM	CALIX

Enterprise Value	$121,000	$395,000

Estimated 2011 Revenues	$140,700	$333,600

Analyst Price Target	$10.50	$14.42

Ratio of EV to 2011 Revenues	86.0%	118.4%

Discount to Analyst Target	(26%)	(8%)

So, once again, the question that obviously begs is, why are Occam shareholders being forcibly cashed out in a deal that values the company at just 86% of estimated 2011 revenues when rival Calix, with its significantly lower gross margins, is being valued at 118% of revenues?

As well, given that an experienced and informed analyst has set an open market price target of $10.50 for Occam shares, why are Occam shareholders being taken out in a mix of cash and stock that values the firm at 26% less than that figure?  What’s more, in addition to offering us insufficient compensation, Occam shareholders are also being asked to accept shares in a company that, by analysts’ expectations, are not particularly undervalued.    In fact, at least one analyst, Tal Liani of Bank of America/Merrill Lynch, has a $10 price target for Calix and suggests the shares are significantly overvalued at their current price.

Third, we believe that Calix and its shareholders will derive absolutely enormous benefits from this merger, and that these benefits ought more fairly to be shared with Occam shareholders who are not just being coerced into a taxable transaction but also contributing an inordinate amount of the post-merger synergies of the combined company.  While Calix management has been particularly opaque with respect to revenue and earnings expectations for the combined company, Carl Russo, the chief executive officer of Calix, did note on the merger conference call that he anticipated 30-35% earnings per share accretion for the combined company, beginning as soon as what could be the first full quarter following the merger.  This almost unheard of level of first year earnings accretion is just further glaring evidence that Occam’s board cut what can only be called a lousy deal.

As if Calix’s assumption of 30-35% first year accretion is not bad enough, we believe that this dramatically understates the likely potential level of accretion.  Calix’s numbers imply an expected earnings contribution from Occam of approximately $12 million in 2011, a level we believe to be significantly low.  We believe that the merger of Calix and Occam provides simply extraordinary opportunities for improved pricing power, improved gross margin, and highly significant operating expense reduction.  Given the strong overlap in the companies’ strategies and target markets, we would not be at all surprised were Calix able to reducing Occam’s selling, marketing, general and administrative expenses by 50%.  Furthermore, Occam’s BLC6000 Ethernet product line is widely acknowledged as superior to Calix’s comparable E7 line and if, as some knowledgeable observers suggest, Calix should abandon its E7 solution, then Calix could also reap enormous savings in research and development expense.  Therefore, notwithstanding Calix’s estimate of approximately $12 million of first year earnings contribution by Occam, we believe that the actual first year earnings contribution could be as much as $40-45 million or more.

Finally, we note as well that the proposed merger has many interesting strategic consequences of the type that would normally merit a significant change in control premium.  Currently, we estimate that, as respects the North American tier-2/tier-3 broadband market, Calix has an approximately 45-50% market share and Occam has an approximately 25-30% market share.  The two companies are by far the largest players in the market, with number three player Adtran well behind with perhaps just a 12% market share.  A merger of the top two players would dramatically shift the balance of power in the market and potentially forestall others from entering this market.

*               *               *

While we can both debate the value of Occam ad nauseam, that isn’t the primary focus of this letter.  The one and only issue here is that, having decided to sell the firm, what processes did the board undertake to ensure the best outcome for all shareholders?

Since the days of Revlon v. MacAndrews & Forbes, it has been a long settled principle of takeover law that once a board of directors has concluded that a change in control transaction is inevitable, it is incumbent upon them to seek the best possible deal.  Anything short of that is a breach of the duty of loyalty, one of the bedrock principles at the heart of the notion of fiduciary duty.

We believe that the 50% cash out nature of the proposed merger is ipso facto a change of control triggering Revlon duties.  Additionally, we note that according to Calix’s recent S-1 filing, executive officers and directors of Calix, as a group, own approximately 39% of the post-IPO company; and, what’s more, just five venture capital funds own an additional 33% of the company.  In sum, approximately 73% of Calix’s shares are owned by either corporate insiders or long time venture capitalists and “quasi insiders” with close ties to management.  This is hardly the type of “fluid aggregation of unaffiliated shareholders” envisioned by the Paramount court and, a fortiori, this is a change of control transaction triggering Revlon duties.

While Delaware case law, particularly in the wake of Lyondell, is not dispositive as to the exact course of action a board must take to achieve the best price, it clearly recognizes certain markers of appropriate board behavior in the satisfaction of these Revlon duties.

Furthermore, to the extent that Revlon duties are invoked, and in light of Occam’s clear “micro cap” status, we believe that Netsmart applies as well and that the board cannot simply rely upon a post-signing market check to confirm value but must actively engage in “a material effort at salesmanship.”

Therefore, once it became obvious that the company would be sold, and that a change in control would occur,

•	Did the board of directors authorize its bankers, Jefferies & Company, to begin an auction of the company in an effort to seek the best possible price for shareholders?

•	In the absence of a full blown auction scenario, did the board of directors even authorize a limited market check to see if it could flesh out competing interest?

On the afternoon of Friday September 17, we held a conference call with Bob Howard-Anderson and Jeanne Seeley of your firm.  What we learned was disturbing in the extreme.

Upon inquiry, we were told that Calix was given a period of exclusivity and that no attempt was made to shop the company or even check the market.  During our conversation, Bob and Jeanne repeatedly emphasized that this was a good and fair deal for shareholders, yet neither was willing or able to define a single valuation metric in support of this statement.  In the absence of a market check, how do you know if this is a good or bad deal?  Can you or any of your fellow directors plausibly lay claim to having such an “impeccable knowledge of the market” that would obviate the need for even a limited market check?  If you can’t, this suggests a clear breach of your duty of care, or the duty to be informed, another of the core principles at the heart of fiduciary duty.

While we are not privy to the board’s internal dynamics, we do know that you and Robert Abbott control in excess of 23% of the company’s common stock and this almost certainly gives the two of you outsized influence in the boardroom while presenting a potential conflict of interest with other shareholders.  In fact, you as much say so in your annual form 10K, which notes,

Our executive officers, directors and their affiliates hold a large percentage of our stock and their interests may differ from other stockholders.

As of December 31, 2009, our executive officers, directors and their affiliates beneficially owned, in the aggregate, approximately 27% of our outstanding common stock, of this 25% is collectively owned by investment funds affiliated with U.S. Venture Partners and Norwest Venture Partners. Representatives of U.S. Venture Partners and Norwest Venture Partners are directors of Occam. These stockholders have significant influence over most matters requiring approval by stock-holders, including the election of directors, any amendments to our certificate of incorporation and significant corporate transactions.

We know that you own these shares through a variety of partnerships that were started in or around 1999 and we know that a common industry convention for venture capital partnerships is a ten year fund life, after which there is increasing pressure to monetize the investment and return money to investors.

Given this glaring and acknowledged conflict of interest, why was there no special independent committee of the board appointed to oversee the sale process?

Further, we note that on August 13, barely six weeks ago, Occam filed a form 8K disclosing the following:

On August 11, 2010, a duly authorized Special Committee of the Board of Directors of Occam Networks, Inc. (the “Company”) approved form of Amendment to Indemnification Agreement (the “Amendment”), and authorized the Company to amend the indemnification agreements (the “Indemnification Agreements”) between the Company and two of its directors, Robert B. Abbott and Steven M. Krausz, pursuant to the Amendment.

The Amendment clarifies, consistent with the original intent of Indemnification Agreements, that the Company’s indemnification obligations to Messrs. Abbott and Krausz under the Indemnification Agreements are primary relative to the indemnification obligations of each director’s respective venture capital firm.

If you don’t mind our asking, what happened on or about August 11 that necessitated a sudden need to “clarify” the terms of the indemnification agreements between you, Mr. Abbott, and the company?  Indeed, were you really just “clarifying” the original intent of the indemnification agreements or were you in fact rewriting the original intent?

Are we missing something or is it in fact at least mildly unusual that the board could form a special committee merely to clarify a long standing contractual ambiguity, yet could not be bothered to form a similar such committee for what is no doubt the most important event in the company’s history?

Finally, we are highly disturbed by section 6.03 of the merger agreement, which imposes an onerous “no talk/no shop” provision on the company.  There is perhaps a time and a place for these types of no solicitation clauses, particularly in the context of a preemptive and lucrative high premium deal, but they certainly have no place in a no premium transaction where the target company was not shopped, no market check was done, and the target may have significant strategic value to others.

Simply put, we believe the history of corporate governance at Occam is a history of abject and utter failure.  Do I really need to remind you that as early as August 2005, the company reported that,

In connection with the review of our internal controls, our management and independent auditors have observed control deficiencies relating to (i) documentation, assessment, and testing of key controls over financial processes, including revenue recognition; (ii) limitations in financial staffing, with related inadequacies in segregation of duties; (ii) processes for preparation and review of SEC filings, press releases and review of financial schedules; and (iii) documentation and review of the basis of, support for, and considerations surrounding significant accounting estimates.

Instead of seeking to rectify this incipient problem, you and your board allowed this situation to remain unchecked, leading to a massive revenue and earnings restatement in October 2007 which cost the company and its shareholders dearly.

Further, we note that as of November 2009, more than four years from its first report noting internal control deficiencies, the company still reported that,

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of September 30, 2009, the same material weakness that was previously reported as of December 31, 2007 continued to exist with respect to revenue recognition policies and procedures. As a result, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the Evaluation Date.

Occam is indisputably a small company and it couldn’t have been that hard to rectify these issues; yet, despite a massive accounting scandal it still took a further two years to rectify fully these highly material internal control deficiencies.

So, to summarize this section, it would appear that the board of directors of Occam,

•	Knowingly disregarded an ongoing lack of internal and other financial controls which ultimately manifested itself as a massive revenue and earnings restatement; then,

•	Even after a massive and costly financial restatement, neglected to rectify these ongoing control deficiencies for another two or more years;

The foregoing resulted in such a complete and utter loss of shareholder confidence that, for an extended period of time, shares in Occam traded hands at levels at or below the net cash value of the firm! In the wake of this period, the board elected to sell the firm just as revenues were about to ramp significantly; yet,

•	Did not authorize their investment banker to seek out competing bidders;

•	Did not perform even a limited market check;

•	Did not appoint a special committee of independent directors, despite glaring and acknowledged conflicts of interest; and,

•	Agreed, for no apparent consideration, to a highly restrictive no talk/no shop provision in the merger agreement in an attempt to discourage alternative bidders.

Are we missing something?

*               *               *

In addition to what we believe to be the board’s egregiously poor history of corporate governance, we are also very concerned that it has countenanced a number of material misstatements and omissions by management.

First, we note that on the conference call announcing the merger, Bob Howard-Anderson stated that,

“[Occam’s board] went through all the customary steps that you do in this case and did everything we needed to do from a very sound corporate governance point of view.”

In light of the foregoing disclosures as to what Occam’s board actually did, we simply do not understand the basis for such a statement.  Exactly what aspect of the process represented sound corporate governance?

Another aspect of the conference call we find troubling was both managements’ response to Todd Kaufman, the Raymond James analyst.  The following is taken from the official transcript of the call, with emphasis ours.

Todd Kaufman - Raymond James & Associates – Analyst

Thank you very much. Carl, you had mentioned that you did not have significant customer overlap, and I just wanted to ask a question specifically related to that. In recent times, has there been any customer displacements between Occam and Calix? In other words, particularly related to the broadband stimulus award, has there been any noteworthy customer wins that Occam has had against Calix or vice versa, Calix might have had against Occam?

It is an interesting, important and relevant question, and both managements duck the question.  In fact, if our ears do not deceive us, even the preternaturally articulate Mr. Russo is temporarily at a bit of loss for words.

Carl Russo - Calix Inc. - President, CEO

So, the best way I would frame that, and, Bob, I might ask you to give some color, is from my perspective. What we have seen is we have very loyal customer bases. And I think that's the way I would characterize it. So, Bob, I'd love -- Bob may have a different view from his side.

Bob Howard-Anderson - Occam Networks - President, CEO

I would echo the same thing. I mean, our customers on both sides are faced with greater and greater competitive pressures and greater and greater demands from their subscribers, and they typically pick the best technology to achieve specific goals in specific areas of their networks. And, yes, sometimes they pick from both of us, but that's a relatively small subset of both of our customers. And we expect that once they pick us, they continue to go forward with us and our technology on an ongoing basis.

We don’t know Todd Kaufman, but he is evidently astute enough to realize that neither Carl nor Bob has answered the question, so he asks it again.

Todd Kaufman - Raymond James & Associates – Analyst

Can I just ask that question again? Has there been any customer wins that you've had against each other in recent times? I think it's somewhat of a noteworthy point.

He’s right.  It is somewhat of a noteworthy point.  Let’s listen to what Carl says.

Carl Russo - Calix Inc. - President, CEO

Well, I think that the customer wins that exist from my perspective that I would say are competitive are actually in customers that are not incumbent Calix or Occam customers.

It’s interesting that Carl says that “from my perspective” there are not any competitive wins, but Bob doesn’t answer the question and the subject is changed.  Upon information and belief, Occam has won a very important “displacement” opportunity with TDS, an important tier-2 carrier and historically loyal Calix customer.  Would you care to comment as to the competitive dynamics at this account and whether there has been any material change that might impact the relative worth of Calix and Occam?  You do realize, don’t you, that this would be an important disclosure items for shareholders voting on a sale of the company?

Finally, we note that on the conference call Carl explicitly asserted that the proposed transaction would be “tax free” to Occam’s shareholders.  You do realize, don’t you, this is a blatant misrepresentation of the facts and that this transaction is not in fact tax free to Occam’s shareholders?  You do realize that this is an important misstatement of fact, don’t you?  Has it occurred to you to correct the public record?

So, having breached its duties of loyalty and care, it would now seem your board is breaching its duty of disclosure.

*               *               *

Additionally, we note that the terms of the merger agreement appear to be potentially highly unfair to current rank and file employees of Occam and that the coercive treatment of certain employee stock options may induce significant employee turnover, potentially impairing the value of the combined companies, in which we are asked to accept stock as compensation.

We note, particularly, that upon the consummation of the merger all vested “in the money” employee stock options, regardless of the expiration date of such options, will be exchanged for the cash equivalent merger price, currently approximately $7.64, which we have already noted incorporates no acquisition premium.  Such an action cashes out employees at the last trade, and deprives them of the option value of their award, which of course is the whole point of an employee stock option.

For example, in your latest 10Q, you note that the company has 2.552 million employee stock options outstanding with a weighted average exercise price of $6.75 and a weighted average life of 5.88 years.  We understand that in reality this is a weighted amalgamation of many options with disparate strike prices and terms, but for the sake of simplification, let’s assume that the company had outstanding 2.552 million vested employee options with such an exercise price and remaining term.  Assuming the current effective merger price of $7.64, you will be cashing these options out for just $2.3 million.  We calculate the actual value of these options, using the same Black Scholes pricing model that you use, to be approximately $11 million.  In our opinion, this is nothing less than a coercive expropriation of $8.7 million from your employees, the very same ones that have created the value at Occam.

We believe the proposed transaction to be inordinately good for Calix shareholders and that, particularly if consummated on the current terms, Calix shares will ultimately rise significantly.  Occam employees with these in the money stock options, however, will be cashed out at the merger price and significantly deprived of any opportunity to participate in the upside of the combined companies.  These are the employees who made Occam what it is today, and it seems to be a less than appropriate way of rewarding their hard work and success.

Finally, we note that restricted stock, which is largely held by the board of directors and selected members of upper management, is explicitly treated separately and is not subject to this full cash out, an apparent double standard.

*               *               *

As we have noted earlier, we do appreciate the highly strategic nature of the combination with Calix.  The acquisition of Occam’s estimated 25-30% market share will confer an extraordinary amount of market power and influence upon the combined companies, while at the same time introducing the opportunity for potentially extraordinary operating expense savings.  That being said, we do have significant reservations not just as to the price of the deal but to the form of the deal as well.

As you can imagine, we are bullish on the prospects for broadband deployment in rural America.  It is an investment theme that we want to be a part of; yet, as we noted the proposed deal creates a taxable event while significantly cashing us out at a critical time—just as material broadband stimulus revenues are about to hit Occam’s income statement.  Further, we have significant questions as to the true value of the Calix shares that will be used as part of the deal’s currency.

In particular, we believe that,

•	The value of the Calix shares that have been offered has been artificially inflated.

For the purposes of the merger announcement, Calix’s shares were valued at $13.30, their closing price of September 15, the day before the deal was announced.  Between August 1 and August 25, the volume weighted average trading price for Calix was $10.28, about 23% lower than the putative deal price.  Indeed, as recently as August 25, Calix’s shares closed at just $9.90.  Upon information and belief, the management of Calix at that point embarked upon an investor “road show” in an attempt to inflate the stock price just prior to striking a deal with Occam.  As a direct result of this road show, the shares of Calix appreciated from $9.91 to $13.16 in just six trading days, setting the stage for the present deal.

•	Calix is a recent IPO and its shares remain an unseasoned currency.

Regardless of Calix’s recent trading history, the company has been a publicly traded entity for less than six months.  Its shares are unseasoned and illiquid, and its investor base is volatile.  While the company has a larger market capitalization than Occam, its float of tradable shares is actually smaller.  The company has only reported earnings for two quarters as a public company, and its most recent quarterly report was generally perceived as disappointing.

•	There is an alarmingly large overhang of venture capital investors who may wish to sell their Calix shares.

On October 3, the IPO lock-up period for venture capital investors will expire and 29.9 million shares will become eligible for sale, an amount which potentially overwhelms the current float of approximately 6.3 million shares.  Over the past ten years, Calix has raised an enormous amount in venture capital financing.  We understand there are many venture capital funds who intend to sell shares, suggesting a continued overhang of very large sellers.  It may take years before the shareholder base normalizes.

•	Calix has a history of large operating losses and high cash burn.

Despite a significant revenue base, Calix has reported few profitable quarters and never come remotely close to reporting a profitable fiscal year.  During the most five recent fiscal years, the company reported cumulative operating losses of $107 million, including a loss of $19.3 million for 2009.

•	Calix has an unusual degree of customer concentration.

In fiscal 2009, 38% of revenues came from a single customer, CenturyLink.  CenturyLink is the result of the combination of CenturyTel and Embarq, and is itself in the midst of a merger integration.  Calix’s revenues are highly dependent upon large and continued orders from CenturyLink, and we are concerned that the recent merger may disrupt historical order patterns, which have already been lumpy and unpredictable.   We note as well that competitor Adtran is a historically large supplier to the Embarq portion of CenturyLink and we are concerned as to what competitive dynamics may develop at this account.

•	Calix has historically had a poor margin structure, and the Calix investment story hinges to a large degree on the company’s ability to improve gross margins.

For the three fiscal years ended 2009, Calix reported average gross margins of 31-32%.  While the company has forecast sharp margin improvement, we believe that such a remarkable improvement from long established history, primarily on the basis of a nascent product, is highly speculative at best.

•	Calix has provided virtually no guidance as to the prospects of the combined company.

According to Thompson Reuters, analysts estimate that Calix will record about $333.6 million in revenues for 2011.  Occam has no meaningful current analytical coverage and all estimates are stale.  That being said, as of April 30 this year, analyst Tim Petrycki of the now defunct Jesup & Lamont, carried a 2011 revenue estimate of $140.7 million.  One would think, therefore, that the combined company could report 2011 revenues close to $470 million.  On the conference call announcing the merger, Calix only stated that revenues for the combined company will be “north of $400 million,” which simply does not give shareholders the information they need to make a well-informed decision.

*               *               *

So, in conclusion, while we wish to reiterate our general support for the type of strategic merger that Occam’s board is seeking, we must once again express our strong dissatisfaction with both the process and the price.  In our opinion, the board has clearly embarked upon a path involving a change in control, and its duties are now sharply narrowed to that of seeking the best deal for shareholders.  We believe a post-signing market check is insufficient to ascertain value, and that the board must engage in a robust and active selling process.  Therefore, we reiterate our demand that the board move immediately to create a process whereby Occam can be auctioned to the highest bidder.

Finally, we note that Jefferies & Company, which as recently as March served as one of the lead underwriters in Calix’s initial public offering, may be conflicted and should be replaced.  We note that analyst George Notter, who has written an analysis and update of the company after each and every earnings report since the company’s 2006 public offering, has curiously neglected to write on the company in the wake of its second quarter earnings despite the company’s strong results and promising guidance.  In his most recent industry report, he noted that, with respect to the stimulus, “We expect the big winner in the access equipment realm to be Calix.”  Frankly, we would have said that Occam would be at least as big a beneficiary, but perhaps he knew something we didn’t.

We anticipate your reply.

Sincerely,

/s/ Michael Steinhardt	/s/ Herbert Chen	/s/ Derek Sheeler
Michael Steinhardt	Herbert Chen	Derek Sheeler

cc. Bob Howard-Anderson
      Jeanne Seeley

Disclaimer: The quotations of analysts contained herein are based upon documents in the public record and does not necessarily indicate that such analysts support the views expressed herein.